NEWS RELEASE

06018623

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Announcement

SUPPL

Tuesday, 7 November 2006

PLDT THIRD QUARTER NET INCOME SURGES TO RECORD ₱10.4 BILLION NINE MONTHS' NET INCOME REACHES ₱25.7 BILLION

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group has approximately 24.4 per cent economic interest and 30.7 per cent voting interest.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

* * *

For further information, please contact:

PLDT

Anabelle L. Chua
Tel: (632) 816 8213
Fax: (632) 844 9099

Anna V. Bengzon
Tel: (632) 816 8024
Fax: (632) 810 7138

Ramon R. Isberto
Tel: (632) 511 3101
Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

dlw 11/20

PLDT Press release

THIRD QUARTER NET INCOME SURGES TO RECORD ₱10.4 BILLION
NINE MONTHS' NET INCOME REACHES ₱25.7 BILLION

- Reported consolidated net income of ₱25.7 billion for the nine months of 2006, 4% higher than ₱24.8 billion in same period of 2005
- Third quarter net income of ₱10.4 billion up 55% compared with second quarter of ₱6.7 billion due to forex gains and other exceptional items
- Core net income at ₱23.2 billion (before the effects of forex, deferred tax assets and additional depreciation), an increase of 11% from first nine months of 2005
- Core EPS up 8% to ₱125 per share
- Consolidated EBITDA reaches ₱60.7 billion, up 5%; EBITDA margin improves to 66% of service revenues
- Consolidated net debt balance down to less than ₱70 billion equivalent (US$1.4 billion) with net debt to EBITDA at 0.85 times
- Piltel to be debt-free by December 2006

MANILA, Philippines, 7th November 2006 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced its unaudited financial results for the first nine months of 2006, reporting a consolidated net income of ₱25.7 billion compared with ₱24.8 billion for the same period last year. Core earnings of ₱23.2 billion, before the effects of foreign exchange gains/losses, deferred tax assets and additional depreciation, improved 11% compared with core earnings of ₱20.9 billion for the first nine months of 2005.

Consolidated service revenues rose by 3% to ₱92 billion. Consolidated EBITDA improved by 5% to ₱60.7 billion while EBITDA margins rose to 66% compared with 64% last year.

In line with PLDT Group's strategy to step up the upgrade of its Fixed Line and Wireless networks, consolidated capital expenditures increased to ₱16.9 billion. PLDT Fixed Line is currently upgrading about 300,000 fixed lines to NGN while wireless subsidiary Smart Communications, Inc. ("Smart") has expanded its cellular network to support its ongoing initiatives and programs for 2G, wireless broadband and 3G. The Group expects total capital expenditures for 2006 to reach ₱20 billion. Despite the higher capital expenditure level, consolidated free cash flow remained strong at ₱32.1 billion for the first nine months of the year.

The Group's consolidated balance sheet further strengthened with consolidated debt balances down to less than US$1.8 billion. Net debt to EBITDA and net debt to free cash flow ratios continued to improve, falling to 0.85 times and 1.7 times, respectively.

On 25th October 2006, cellular subsidiary Pilipino Telephone Corporation ("Piltel") submitted notices of its intent to make the final voluntary prepayment of its principal debt. The aggregate prepayment amount of US$233 million, of which US$161 million is owed to Smart and US$72 million is owed to third parties, represents the balance of Piltel's total outstanding restructured debt after the initial payment of US$176 million was paid on 5th June 2006. The final

prepayment will be effected on 4th December 2006 after which Piltel's restructured debt balance will be reduced to zero. Piltel is currently seeking approval from the Bangko Sentral ng Pilipinas for the purchase of foreign exchange requirements relating to the prepayment.

Wireless: Moving Beyond Cellular

Consolidated wireless service revenues rose to ₱58 billion for the first nine months of 2006, 6% higher than the ₱55 billion realized in the same period last year. Consolidated wireless EBITDA grew by 6% to ₱38.9 billion for the first nine months of 2006 versus ₱36.8 billion for the first nine months of 2005. EBITDA margins remained at 67%.

The PLDT Group's total cellular subscriber base for the first nine months of 2006 grew by over 2.5 million subscribers to 22.9 million. Smart recorded net additions of approximately 1.1 million subscribers while *Talk 'N Text* added about 1.4 million subscribers to end the first nine months of 2006 with 16.5 million and 6.4 million subscribers, respectively.

Consistent with Smart's objective to develop new businesses beyond cellular, Smart increased its wireless broadband subscribers to 93,000 as of the end of September 2006 under its *Smart Bro* wireless broadband service. *SmartBro* grew its subscriber base by 35,000 in the third quarter alone. Smart now has over 2,270 wireless broadband-enabled base stations providing high-speed internet access in 386 cities and municipalities all over the country at very affordable rates. The increased network coverage of *SmartBro* provides the Group with a complementary broadband service in areas that are currently not covered by PLDT's fixed line DSL network.

The third quarter of 2006 saw a series of marketing launches designed to enhance both consumer product benefits as well as brand equities. In a move to reinforce *Smart Buddy*'s leadership, Smart launched the "Ang Saya" thematic campaign featuring five of the hottest young endorsers in the Philippines today. The campaign positions *Smart Buddy* as an innovative lifestyle brand which adds excitement, fun and helps you get more "life out of life".

Talk 'N Text, on the other hand, followed with its "Gumagaan ang Life" thematic campaign in September. This highlights *Talk 'N Text*'s superior value proposition aimed at lower-income segments of the market. The material is timely and relevant as it shows how *Talk 'N Text* makes communication possible even with a low income because it is truly "value-for-money".

Also in September, *Smart Buddy* and *Talk 'N Text* launched the *All Text 20* load, an electronic load denomination which offers 100 on-net SMS for ₱20. *All Tex t20* is valid for a day and is conveniently available in over 800,000 retailers. *All Text 20* replaces *Unli* (the ₱20 load w/ unlimited SMS which was launched in the second quarter of 2006) and provides better network efficiency while increasing yield per SMS.

"The innovative programs launched in the third quarter and the encouraging growth of *SmartBro* have helped sustain the Company's performance level, despite the historical tendency of a "slowdown" in that period and puts us a step ahead in moving beyond cellular," said **Napoleon L. Nazareno, President and CEO of PLDT and Smart**.

PLDT Fixed Line: Stepping up Broadband

Fixed Line service revenues decreased 2% to ₱35.9 billion in the first nine months of 2006 from ₱36.7 billion last year as the increase in data revenues, from both corporate data services and residential DSL, was offset by declines in revenues of local exchange and ILD services partly because of the 6% appreciation of the peso year-on-year. Fixed line revenues would have improved 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers reached 126,000 while our *Vibe* dial-up Internet service had 422,000 subscribers as of end-September 2006. *PLDT DSL* and *Vibe* contributed ₱2.6 billion in revenues for the first nine months of 2006, up 38% from last year.

EBITDA for the first nine months of 2006 rose by 4% to ₱21.2 billion and EBITDA margins improved to 59% compared with 56% for the same period last year. The increase in EBITDA takes into account the significant decline in the provision for doubtful accounts brought about by improved collections.

Additional depreciation expenses of ₱6.1 billion were taken up in the first nine months of 2006 due to a change in the estimated useful lives of certain fixed assets as the migration to Next Generation Network (NGN) progresses. Without these additional charges, total operating expenses would have decreased by 4%.

"We continue to reposition the fixed line business by growing our data revenues which increased by 32% year-on-year and now represent over 25% of our fixed line revenues. The NGN rollout is now being concentrated in priority areas where corporate data and residential demand have been identified. Together with *SmartBro*, we effectively have a dual-pronged approach in our goal of "broadbanding" the country," declared **Nazareno**.

ePLDT: Sharpening its Focus

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱3.8 billion for the first nine months of 2006, an 80% increase from ₱2.1 billion realized in the same period last year, as a result of the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies, Inc. ("SPi") in July 2006.

Consolidated call center revenues continued to improve significantly, growing 41% to ₱1.9 billion as a result of increases in capacity utilization and billable hours for new and existing clients, despite the appreciation of the peso. Call center revenues make up 50% of ePLDT's total revenues. *ePLDT Ventus* now operates seven sites with combined call center seats of more than 5,000 and an employee base of about 5,000.

SPi, on the other hand, generated revenues of ₱3.1 billion in the first nine months of 2006, of which ₱930 million were consolidated into ePLDT from July 2006 onwards after ePLDT completed its acquisition. SPi is the 2nd largest pure-play business process outsourcing ("BPO") company and the 9th largest independent BPO service provider worldwide. It has operations in

19 locations in North America, Europe and Asia. Its core capabilities include content editorial and production, litigation support coding and electronic discovery, medical transcription, and database structuring and management. SPi currently has over 3,500 seats in support of its various business lines.

In August 2006, SPi acquired 100% of CyMed, Inc. ("CyMed") for US$35 million. CyMed provides medical transcription services for more than 400 healthcare systems across 49 states in the United States. The acquisition has catapulted SPi into becoming the third largest company in the outsourced medical transcription industry.

SPi and *ePLDT Ventus* now constitute the Philippines' foremost BPO services provider with over 10,000 employees and more than 8,500 seats in its combined BPO/call center operations. Their combined revenues of approximately ₱5 billion account for 5% of the PLDT Group's consolidated service revenues.

"The addition of CyMed strengthens SPi's market position and should accelerate SPi Healthcare's path to profitability by better leveraging its fixed costs across more customers", said **Ray C. Espinosa, ePLDT President and CEO**.

Conclusion

On 23rd October 2006, the PLDT Group submitted its response to the second consultative paper of the National Telecommunications Commission ("NTC") on whether "Significant Market Power" ("SMP") obligations should be imposed on the Philippine telecommunications industry. In formulating its response, the PLDT Group took into account industry interests as well as the broader context of our nation's economic development, drawing on the experience in other countries. The PLDT Group believes that the basis for the need for regulatory reform is unclear and the envisioned SMP regime is inappropriate for the Philippines as the market is highly competitive and well-functioning. In addition, the imposition of SMP and its attendant obligations would discourage capital investments in a sector that the Philippine economy is highly dependent on. The PLDT Group has therefore proposed that the NTC explore its full range of options available on a cost-benefit basis, taking into consideration the specific local context of the Philippine marketplace.

"The PLDT Group is in a unique position in the industry – we have the scale and ability to continue investing significantly in infrastructure and services which can impact positively on our country's development. We have been always mindful however that this strength begets much responsibility. We have therefore seen to it that our subscribers derive commensurate benefits in terms of value and innovation," concluded **Chairman Manuel V. Pangilinan**.

###

	PLDT Consolidated			
	Nine Months ended September 30		Three Months ended September 30	
	2006	2005	2006	2005
Service revenues	92,003	89,686	31,364	30,144
Non-service revenues	2,160	2,153	696	731
Other income	1,237	723	898	549
	95,400	92,562	32,958	31,424
Expenses	65,902	59,904	22,086	20,802
Income before income tax	29,498	32,658	10,872	10,622
Provision for income tax	3,131	7,875	145	2,392
Net income - As Reported	25,744	24,755	10,439	8,235
EPS, Basic [a]	138.71	138.15	55.69	45.71
EPS, Diluted [a]	138.58	132.10	55.58	44.22
Core net income[b]	23,232	20,943	8,025	7,252
EPS, Basic [c]	125.00	115.85	42.52	40.00
EPS, Diluted [c]	125.00	111.56	42.52	38.94

[a] *EPS based on reported net income*

[b] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[c] *EPS based on core net income*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Anna V. Bengzon
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

NEWS RELEASE

FIRST PACIFIC

Overseas Regulatory Announcement

FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Tuesday, 7 November 2006

PLDT THIRD QUARTER NET INCOME SURGES TO RECORD ₱10.4 BILLION NINE MONTHS' NET INCOME REACHES ₱25.7 BILLION

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group has approximately 24.4 per cent economic interest and 30.7 per cent voting interest.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

*   *   *

For further information, please contact:

PLDT

Anabelle L. Chua	**Anna V. Bengzon**	**Ramon R. Isberto**
Tel: (632) 816 8213	Tel: (632) 816 8024	Tel: (632) 511 3101
Fax: (632) 844 9099	Fax: (632) 810 7138	Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

PLDT Press release

THIRD QUARTER NET INCOME SURGES TO RECORD ₱10.4 BILLION
NINE MONTHS' NET INCOME REACHES ₱25.7 BILLION

- Reported consolidated net income of ₱25.7 billion for the nine months of 2006, 4% higher than ₱24.8 billion in same period of 2005
- Third quarter net income of ₱10.4 billion up 55% compared with second quarter of ₱6.7 billion due to forex gains and other exceptional items
- Core net income at ₱23.2 billion (before the effects of forex, deferred tax assets and additional depreciation), an increase of 11% from first nine months of 2005
- Core EPS up 8% to ₱125 per share
- Consolidated EBITDA reaches ₱60.7 billion, up 5%; EBITDA margin improves to 66% of service revenues
- Consolidated net debt balance down to less than ₱70 billion equivalent (US$1.4 billion) with net debt to EBITDA at 0.85 times
- Piltel to be debt-free by December 2006

MANILA, Philippines, 7th November 2006 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced its unaudited financial results for the first nine months of 2006, reporting a consolidated net income of ₱25.7 billion compared with ₱24.8 billion for the same period last year. Core earnings of ₱23.2 billion, before the effects of foreign exchange gains/losses, deferred tax assets and additional depreciation, improved 11% compared with core earnings of ₱20.9 billion for the first nine months of 2005.

Consolidated service revenues rose by 3% to ₱92 billion. Consolidated EBITDA improved by 5% to ₱60.7 billion while EBITDA margins rose to 66% compared with 64% last year.

In line with PLDT Group's strategy to step up the upgrade of its Fixed Line and Wireless networks, consolidated capital expenditures increased to ₱16.9 billion. PLDT Fixed Line is currently upgrading about 300,000 fixed lines to NGN while wireless subsidiary Smart Communications, Inc. ("Smart") has expanded its cellular network to support its ongoing initiatives and programs for 2G, wireless broadband and 3G. The Group expects total capital expenditures for 2006 to reach ₱20 billion. Despite the higher capital expenditure level, consolidated free cash flow remained strong at ₱32.1 billion for the first nine months of the year.

The Group's consolidated balance sheet further strengthened with consolidated debt balances down to less than US$1.8 billion. Net debt to EBITDA and net debt to free cash flow ratios continued to improve, falling to 0.85 times and 1.7 times, respectively.

On 25th October 2006, cellular subsidiary Pilipino Telephone Corporation ("Piltel") submitted notices of its intent to make the final voluntary prepayment of its principal debt. The aggregate prepayment amount of US$233 million, of which US$161 million is owed to Smart and US$72 million is owed to third parties, represents the balance of Piltel's total outstanding restructured debt after the initial payment of US$176 million was paid on 5th June 2006. The final

prepayment will be effected on 4th December 2006 after which Piltel's restructured debt balance will be reduced to zero. Piltel is currently seeking approval from the Bangko Sentral ng Pilipinas for the purchase of foreign exchange requirements relating to the prepayment.

Wireless: Moving Beyond Cellular

Consolidated wireless service revenues rose to ₱58 billion for the first nine months of 2006, 6% higher than the ₱55 billion realized in the same period last year. Consolidated wireless EBITDA grew by 6% to ₱38.9 billion for the first nine months of 2006 versus ₱36.8 billion for the first nine months of 2005. EBITDA margins remained at 67%.

The PLDT Group's total cellular subscriber base for the first nine months of 2006 grew by over 2.5 million subscribers to 22.9 million. Smart recorded net additions of approximately 1.1 million subscribers while *Talk 'N Text* added about 1.4 million subscribers to end the first nine months of 2006 with 16.5 million and 6.4 million subscribers, respectively.

Consistent with Smart's objective to develop new businesses beyond cellular, Smart increased its wireless broadband subscribers to 93,000 as of the end of September 2006 under its *Smart Bro* wireless broadband service. *SmartBro* grew its subscriber base by 35,000 in the third quarter alone. Smart now has over 2,270 wireless broadband-enabled base stations providing high-speed internet access in 386 cities and municipalities all over the country at very affordable rates. The increased network coverage of *SmartBro* provides the Group with a complementary broadband service in areas that are currently not covered by PLDT's fixed line DSL network.

The third quarter of 2006 saw a series of marketing launches designed to enhance both consumer product benefits as well as brand equities. In a move to reinforce *Smart Buddy*'s leadership, Smart launched the "Ang Saya" thematic campaign featuring five of the hottest young endorsers in the Philippines today. The campaign positions *Smart Buddy* as an innovative lifestyle brand which adds excitement, fun and helps you get more "life out of life".

Talk 'N Text, on the other hand, followed with its "Gumagaan ang Life" thematic campaign in September. This highlights *Talk 'N Text*'s superior value proposition aimed at lower-income segments of the market. The material is timely and relevant as it shows how *Talk 'N Text* makes communication possible even with a low income because it is truly "value-for-money".

Also in September, *Smart Buddy* and *Talk 'N Text* launched the *All Text 20* load, an electronic load denomination which offers 100 on-net SMS for ₱20. *All Tex t20* is valid for a day and is conveniently available in over 800,000 retailers. *All Text 20* replaces *Unli* (the ₱20 load w/ unlimited SMS which was launched in the second quarter of 2006) and provides better network efficiency while increasing yield per SMS.

"The innovative programs launched in the third quarter and the encouraging growth of *SmartBro* have helped sustain the Company's performance level, despite the historical tendency of a "slowdown" in that period and puts us a step ahead in moving beyond cellular," said **Napoleon L. Nazareno, President and CEO of PLDT and Smart**.

PLDT Fixed Line: Stepping up Broadband

Fixed Line service revenues decreased 2% to ₱35.9 billion in the first nine months of 2006 from ₱36.7 billion last year as the increase in data revenues, from both corporate data services and residential DSL, was offset by declines in revenues of local exchange and ILD services partly because of the 6% appreciation of the peso year-on-year. Fixed line revenues would have improved 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers reached 126,000 while our *Vibe* dial-up Internet service had 422,000 subscribers as of end-September 2006. *PLDT DSL* and *Vibe* contributed ₱2.6 billion in revenues for the first nine months of 2006, up 38% from last year.

EBITDA for the first nine months of 2006 rose by 4% to ₱21.2 billion and EBITDA margins improved to 59% compared with 56% for the same period last year. The increase in EBITDA takes into account the significant decline in the provision for doubtful accounts brought about by improved collections.

Additional depreciation expenses of ₱6.1 billion were taken up in the first nine months of 2006 due to a change in the estimated useful lives of certain fixed assets as the migration to Next Generation Network (NGN) progresses. Without these additional charges, total operating expenses would have decreased by 4%.

"We continue to reposition the fixed line business by growing our data revenues which increased by 32% year-on-year and now represent over 25% of our fixed line revenues. The NGN rollout is now being concentrated in priority areas where corporate data and residential demand have been identified. Together with *SmartBro*, we effectively have a dual-pronged approach in our goal of "broadbanding" the country," declared **Nazareno**.

ePLDT: Sharpening its Focus

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱3.8 billion for the first nine months of 2006, an 80% increase from ₱2.1 billion realized in the same period last year, as a result of the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies, Inc. ("SPi") in July 2006.

Consolidated call center revenues continued to improve significantly, growing 41% to ₱1.9 billion as a result of increases in capacity utilization and billable hours for new and existing clients, despite the appreciation of the peso. Call center revenues make up 50% of ePLDT's total revenues. *ePLDT Ventus* now operates seven sites with combined call center seats of more than 5,000 and an employee base of about 5,000.

SPi, on the other hand, generated revenues of ₱3.1 billion in the first nine months of 2006, of which ₱930 million were consolidated into ePLDT from July 2006 onwards after ePLDT completed its acquisition. SPi is the 2nd largest pure-play business process outsourcing ("BPO") company and the 9th largest independent BPO service provider worldwide. It has operations in

19 locations in North America, Europe and Asia. Its core capabilities include content editorial and production, litigation support coding and electronic discovery, medical transcription, and database structuring and management. SPi currently has over 3,500 seats in support of its various business lines.

In August 2006, SPi acquired 100% of CyMed, Inc. ("CyMed") for US$35 million. CyMed provides medical transcription services for more than 400 healthcare systems across 49 states in the United States. The acquisition has catapulted SPi into becoming the third largest company in the outsourced medical transcription industry.

SPi and *ePLDT Ventus* now constitute the Philippines' foremost BPO services provider with over 10,000 employees and more than 8,500 seats in its combined BPO/call center operations. Their combined revenues of approximately ₱5 billion account for 5% of the PLDT Group's consolidated service revenues.

"The addition of CyMed strengthens SPi's market position and should accelerate SPi Healthcare's path to profitability by better leveraging its fixed costs across more customers", said **Ray C. Espinosa, ePLDT President and CEO**.

Conclusion

On 23rd October 2006, the PLDT Group submitted its response to the second consultative paper of the National Telecommunications Commission ("NTC") on whether "Significant Market Power" ("SMP") obligations should be imposed on the Philippine telecommunications industry. In formulating its response, the PLDT Group took into account industry interests as well as the broader context of our nation's economic development, drawing on the experience in other countries. The PLDT Group believes that the basis for the need for regulatory reform is unclear and the envisioned SMP regime is inappropriate for the Philippines as the market is highly competitive and well-functioning. In addition, the imposition of SMP and its attendant obligations would discourage capital investments in a sector that the Philippine economy is highly dependent on. The PLDT Group has therefore proposed that the NTC explore its full range of options available on a cost-benefit basis, taking into consideration the specific local context of the Philippine marketplace.

"The PLDT Group is in a unique position in the industry – we have the scale and ability to continue investing significantly in infrastructure and services which can impact positively on our country's development. We have been always mindful however that this strength begets much responsibility. We have therefore seen to it that our subscribers derive commensurate benefits in terms of value and innovation," concluded **Chairman Manuel V. Pangilinan**.

###

	PLDT Consolidated			
	Nine Months ended September 30		Three Months ended September 30	
	2006	2005	2006	2005
Service revenues	92,003	89,686	31,364	30,144
Non-service revenues	2,160	2,153	696	731
Other income	1,237	723	898	549
	95,400	92,562	32,958	31,424
Expenses	65,902	59,904	22,086	20,802
Income before income tax	29,498	32,658	10,872	10,622
Provision for income tax	3,131	7,875	145	2,392
Net income - As Reported	25,744	24,755	10,439	8,235
EPS, Basic [a]	138.71	138.15	55.69	45.71
EPS, Diluted [a]	138.58	132.10	55.58	44.22
Core net income[b]	23,232	20,943	8,025	7,252
EPS, Basic [c]	125.00	115.85	42.52	40.00
EPS, Diluted [c]	125.00	111.56	42.52	38.94

[a] *EPS based on reported net income*

[b] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[c] *EPS based on core net income*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Anna V. Bengzon
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

NEWS RELEASE

FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Announcement

Tuesday, 7 November 2006

PLDT THIRD QUARTER NET INCOME SURGES TO RECORD ₱10.4 BILLION NINE MONTHS' NET INCOME REACHES ₱25.7 BILLION

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group has approximately 24.4 per cent economic interest and 30.7 per cent voting interest.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

* * *

For further information, please contact:

PLDT
Anabelle L. Chua
Tel: (632) 816 8213
Fax: (632) 844 9099

Anna V. Bengzon
Tel: (632) 816 8024
Fax: (632) 810 7138

Ramon R. Isberto
Tel: (632) 511 3101
Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

PLDT Fixed Line: Stepping up Broadband

Fixed Line service revenues decreased 2% to ₱35.9 billion in the first nine months of 2006 from ₱36.7 billion last year as the increase in data revenues, from both corporate data services and residential DSL, was offset by declines in revenues of local exchange and ILD services partly because of the 6% appreciation of the peso year-on-year. Fixed line revenues would have improved 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers reached 126,000 while our *Vibe* dial-up Internet service had 422,000 subscribers as of end-September 2006. *PLDT DSL* and *Vibe* contributed ₱2.6 billion in revenues for the first nine months of 2006, up 38% from last year.

EBITDA for the first nine months of 2006 rose by 4% to ₱21.2 billion and EBITDA margins improved to 59% compared with 56% for the same period last year. The increase in EBITDA takes into account the significant decline in the provision for doubtful accounts brought about by improved collections.

Additional depreciation expenses of ₱6.1 billion were taken up in the first nine months of 2006 due to a change in the estimated useful lives of certain fixed assets as the migration to Next Generation Network (NGN) progresses. Without these additional charges, total operating expenses would have decreased by 4%.

"We continue to reposition the fixed line business by growing our data revenues which increased by 32% year-on-year and now represent over 25% of our fixed line revenues. The NGN rollout is now being concentrated in priority areas where corporate data and residential demand have been identified. Together with *SmartBro*, we effectively have a dual-pronged approach in our goal of "broadbanding" the country," declared **Nazareno**.

ePLDT: Sharpening its Focus

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱3.8 billion for the first nine months of 2006, an 80% increase from ₱2.1 billion realized in the same period last year, as a result of the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies, Inc. ("SPi") in July 2006.

Consolidated call center revenues continued to improve significantly, growing 41% to ₱1.9 billion as a result of increases in capacity utilization and billable hours for new and existing clients, despite the appreciation of the peso. Call center revenues make up 50% of ePLDT's total revenues. *ePLDT Ventus* now operates seven sites with combined call center seats of more than 5,000 and an employee base of about 5,000.

SPi, on the other hand, generated revenues of ₱3.1 billion in the first nine months of 2006, of which ₱930 million were consolidated into ePLDT from July 2006 onwards after ePLDT completed its acquisition. SPi is the 2nd largest pure-play business process outsourcing ("BPO") company and the 9th largest independent BPO service provider worldwide. It has operations in

19 locations in North America, Europe and Asia. Its core capabilities include content editorial and production, litigation support coding and electronic discovery, medical transcription, and database structuring and management. SPi currently has over 3,500 seats in support of its various business lines.

In August 2006, SPi acquired 100% of CyMed, Inc. ("CyMed") for US$35 million. CyMed provides medical transcription services for more than 400 healthcare systems across 49 states in the United States. The acquisition has catapulted SPi into becoming the third largest company in the outsourced medical transcription industry.

SPi and *ePLDT Ventus* now constitute the Philippines' foremost BPO services provider with over 10,000 employees and more than 8,500 seats in its combined BPO/call center operations. Their combined revenues of approximately ₱5 billion account for 5% of the PLDT Group's consolidated service revenues.

"The addition of CyMed strengthens SPi's market position and should accelerate SPi Healthcare's path to profitability by better leveraging its fixed costs across more customers", said **Ray C. Espinosa, ePLDT President and CEO**.

<u>Conclusion</u>

On 23rd October 2006, the PLDT Group submitted its response to the second consultative paper of the National Telecommunications Commission ("NTC") on whether "Significant Market Power" ("SMP") obligations should be imposed on the Philippine telecommunications industry. In formulating its response, the PLDT Group took into account industry interests as well as the broader context of our nation's economic development, drawing on the experience in other countries. The PLDT Group believes that the basis for the need for regulatory reform is unclear and the envisioned SMP regime is inappropriate for the Philippines as the market is highly competitive and well-functioning. In addition, the imposition of SMP and its attendant obligations would discourage capital investments in a sector that the Philippine economy is highly dependent on. The PLDT Group has therefore proposed that the NTC explore its full range of options available on a cost-benefit basis, taking into consideration the specific local context of the Philippine marketplace.

"The PLDT Group is in a unique position in the industry – we have the scale and ability to continue investing significantly in infrastructure and services which can impact positively on our country's development. We have been always mindful however that this strength begets much responsibility. We have therefore seen to it that our subscribers derive commensurate benefits in terms of value and innovation," concluded **Chairman Manuel V. Pangilinan**.

###

	PLDT Consolidated			
	Nine Months ended September 30		Three Months ended September 30	
	2006	2005	2006	2005
Service revenues	92,003	89,686	31,364	30,144
Non-service revenues	2,160	2,153	696	731
Other income	1,237	723	898	549
	95,400	92,562	32,958	31,424
Expenses	65,902	59,904	22,086	20,802
Income before income tax	29,498	32,658	10,872	10,622
Provision for income tax	3,131	7,875	145	2,392
Net income - As Reported	25,744	24,755	10,439	8,235
EPS, Basic [(a)]	138.71	138.15	55.69	45.71
EPS, Diluted [(a)]	138.58	132.10	55.58	44.22
Core net income[(b)]	23,232	20,943	8,025	7,252
EPS, Basic [(c)]	125.00	115.85	42.52	40.00
EPS, Diluted [(c)]	125.00	111.56	42.52	38.94

[(a)] *EPS based on reported net income*

[(b)] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*

[(c)] *EPS based on core net income*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Anna V. Bengzon
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.